 EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Structural Separation - Reference of the Ministry of Communications

Tel Aviv, Israel – November 8, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), today announced that further to the Company's report in section 1.7.2 of the Description of the Company's Operations in the Company's Periodic Report for 2017, referring to the requirement of structural separation in the Company, its position regarding the fulfillment of the conditions for its cancellation and the appointment, to the best of the Company's knowledge, of a ministerial team (“the Ministerial Team”) to address the matter, an immediate report is hereby submitted announcing that following the discussions between the Company and the Ministry of Communications, and in view of the reservations in the Company that arose following these discussions, regarding the Ministry's intention to advance the cancellation of the structural separation, on November 7, 2018, a clarification was received from the Ministry of Communications stating that the Ministry is discussing the structural separation for the Bezeq Group and HOT, and that all the options are being discussed by the Ministerial Team.

The Company is assessing the notice of the Ministry of Communications, taking into account, among other things, the deferred tax asset in the amount of NIS 1.166 billion that was recorded for carry-forward losses for tax purposes in DBS Satellite Services (1998) Ltd., as described in Note 5 to the Company's financial statements for the period ended June 30, 2018.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.